Mail Stop 3561

August 31, 2006

Charles J. Wyly, Jr.
Chairman of the Board
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, TX 75063

> **Re:** **Michaels Stores, Inc.**
> **Response letter dated August 29, 2006**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 1, 2006**
> **File No. 1-09338**

Dear Mr. Wyly:

We have reviewed your supplemental response to our comment letter dated August 15, 2006 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger Agreement, page 45

1. We note your response to comment 2 in our letter dated August 15, 2006 and reissue the comment as it applies to the last sentence in the first full paragraph on page 45 and the last sentence in the disclosure in Annex A. The disclosure should be revised to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Tatiana Lapushchik
       Cravath, Swaine & Moore LLP
       (212) 474-3700 (facsimile)